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                             January 12, 2021

       William Johns
       Chief Executive Officer
       Healthcare Capital Corp.
       301 North Market Street, Suite 1414
       Wilmington, DE 19801

                                                        Re: Healthcare Capital
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 11,
2021
                                                            File No. 333-251527

       Dear Mr. Johns:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1

       General

   1. We note your response to comment 1 in our letter dated December 28, 2020. On page 7, you state that your
advisors will fulfill some of the same functions as your board members. Please
describe in greater detail how your advisors will fulfill those functions and disclose whether
they will receive any compensation from the company for acting as board advisors.
 William Johns
Healthcare Capital Corp.
January 12, 2021
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,
FirstName LastNameWilliam Johns
                                                         Division of
Corporation Finance
Comapany NameHealthcare Capital Corp.
                                                         Office of Real Estate
& Construction
January 12, 2021 Page 2
cc:       Tamar Donikyan, Esq.
FirstName LastName